

12060522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~[Insert number]~~ 21254 |

SEC Mail Processing Section FEB 29 2012 Washington DC 125

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Securities Services Inc. (Filed as Confidential Information).

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy (212) 657-8435
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154-0102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

State of New York )
) SS:
County of New York )

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2011 and supplementary schedule are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2011 and supplementary schedule will promptly be made available to Citicorp Securities Services, Inc. members and allied members whose signatures do not appear below.



Alan Pace
Chief Executive Officer



Ramsey Saliba
Chief Financial Officer

RICHARD BUCKLEY
Notary Public, State of New York
No. 01BU5036552
Qualified in Westchester County
Commission Expires November 28, 20 14



Notary Public

Subscribed and sworn to before me this
27 day of February 2012



# CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102



## Report of Independent Registered Public Accounting Firm

The Board of Directors
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the Company), a wholly owned subsidiary of Citigroup Financial Products Inc. and an indirect wholly owned subsidiary of Citigroup Inc., as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2012

**CITICORP SECURITIES SERVICES, INC.**

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2011

(In thousands, except share information)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 27,573 |
| Cash deposited with clearing organizations | | 309 |
| Securities received as collateral, at fair value (All pledged to various counterparties) | | 6,882,237 |
| Deposits paid for securities borrowed | | 1,471,388 |
| Other assets | | 9,061 |
| Total assets | $ | 8,390,568 |
| **Liabilities and Stockholder's Equity** | | |
| Deposits received for securities loaned | $ | 997,281 |
| Obligations to return securities received as collateral, at fair value | | 6,882,237 |
| Payables and accrued liabilities | | 17,663 |
| Subordinated indebtedness | | 175,000 |
| Total liabilities | | 8,072,181 |
| Stockholder's equity: | | |
| Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding) | | 1 |
| Additional paid-in capital | | 38,425 |
| Retained earnings | | 279,961 |
| Total stockholder's equity | | 318,387 |
| Total liabilities and stockholder's equity | $ | 8,390,568 |

See accompanying notes to statement of financial condition.

## (1) Summary of Significant Accounting Policies

### (a) *Basis of Presentation*

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc., (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates a securities business dealing in collateralized financing transactions.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). Management must make estimates and assumptions that affect the financial statements and the related footnote disclosures. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgment for those estimates.

### (b) *Cash and Cash Equivalents*

The Company's cash and cash equivalents consist of cash and money market funds with original maturities of 90 days or less.

### (c) *Deposits paid for securities borrowed and Deposits received for securities loaned*

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash.

Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the fair value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.



(Continued)

(In thousands)

### *(d) Securities received as collateral and Obligations to return securities received as collateral, at Fair Value*

The Company measures financial instruments consistent with the requirements of Financial Accounting Standards Board (FASB) guidance on fair value measurements. The guidance defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for identical instruments in active markets.
- Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See footnote 6 for the Company's fair value disclosures.

### *(e) Income Taxes*

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

## (2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2011, the Company's net capital of $490,991 exceeded the minimum requirement by $490,741.

## (3) Collateral and Pledged Assets

At December 31, 2011, the approximate fair value of collateral received by the Company that may be resold or repledged, was $14.1 billion. This collateral was received in connection with securities borrowed ($7.1 billion) and loaned ($7.0 billion).

(In thousands)

## (4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. Management believes that the terms under which these transactions are provided are no less favorable to the Company than those that could be obtained from unaffiliated third parties.

### *(a) Subordinated Indebtedness*

At December 31, 2011, subordinated indebtedness of $175,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement bears interest at a rate agreed upon by both parties, currently 1.10%, which is payable and resets quarterly. The current maturity is April 30, 2012 and the agreement automatically renews yearly unless notification is given to FINRA. Payables and accrued liabilities at December 31, 2011 include $1,207, which represents interest payable to CGMHI for the subordinated indebtedness. All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2011. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

The Company also has a revolving subordinated debt agreement with Citigroup Funding Inc., an affiliated company. This agreement totals $200,000 and would bear interest at a rate agreed upon by both parties. Any borrowings under this agreement would mature on June 30, 2017. At December 31, 2011, no amounts have been drawn under this agreement.

### *(b) Collateralized Financing Agreements*

At December 31, 2011, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

## (5) Income Taxes

Under an income tax allocation agreement with CGMHI, the Company's U.S. federal, state and local income taxes are provided on a separate company basis based on rates determined in accordance with the income tax agreement. Also pursuant to the agreement, all temporary differences are treated as current tax items and the tax effects on such differences are included in intercompany settlements with the Parent. At December 31, 2011, the Company did not have any temporary differences.

At December 31, 2011, the Company had income taxes payable to the Parent of $1,227.

The Company has no uncertain tax positions, and accordingly maintains no tax reserves.



(Continued)

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

| Jurisdiction | Tax year |
|---|---|
| United States | 2006 |
| New York State and City | 2006 |

## (6) Fair Value Measurements

At December 31, 2011, assets recorded at fair value include cash and cash equivalents and securities received as collateral. The Company's securities received as collateral consist primarily of U.S. equity securities. The Company uses quoted market prices to determine the fair value of all of its securities received as collateral, and classifies such items in Level 1 of the fair value hierarchy. Assets and liabilities recorded at contractual amounts that approximate fair value include securities borrowed, securities loaned, payables and accrued liabilities and subordinated indebtedness. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.



(Continued)

(In thousands)

*(a)* ***Items Measured at Fair Value on a Recurring Basis***

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Equity securities | $ 5,639,445 | — | — | 5,639,445 |
| Debt securities | — | 1,242,792 | — | 1,242,792 |
| Securities received as collateral, at fair value | $ 5,639,445 | 1,242,792 | — | 6,882,237 |
| Liabilities: | | | | |
| Equity securities | $ 5,639,445 | — | — | 5,639,445 |
| Debt securities | — | 1,242,792 | — | 1,242,792 |
| Obligations to return securities received as collateral, at fair value | $ 5,639,445 | 1,242,792 | — | 6,882,237 |

The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the twelve months ended December 31, 2011.



(Continued)

(In thousands)

### *(b) Changes in Level 3 Fair Value Category*

The following table presents the changes in the Level 3 fair value category for the year ended December 31, 2011. The Company classifies financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

| | | December 31, 2010 | Net realized / unrealized gains (losses) | Transfers in and/or (out) of Level 3 | Sales | December 31, 2011 |
|---|---|---|---|---|---|---|
| Assets: | | | | | | |
| Debt securities | $ | 1,500 | — | — | (1,500) | — |
| Securities received as collateral, at fair value | $ | 1,500 | — | — | (1,500) | — |
| Liabilities: | | | | | | |
| Debt securities | $ | 1,500 | — | — | (1,500) | — |
| Obligations to return securities received as collateral, at fair value | $ | 1,500 | — | — | (1,500) | — |

## (7) Concentrations of Credit Risk

At December 31, 2011, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions all transacting business in the United States.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Citicorp Securities Services, Inc.:

In planning and performing our audit of the financial statements of Citicorp Securities Services, Inc. (a wholly owned subsidiary of Citigroup Inc.) (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012